Exhibit 99.1

Crescent Point Announces Q1 2024 Results

CALGARY, AB, May 10, 2024 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2024.

KEY HIGHLIGHTS

  Strong operational execution year-to-date, including delivering 198,500 boe/d of production in first quarter.
  Generated $130 million of excess cash flow in first quarter, with over $80 million returned to shareholders.
  Successfully integrated recently acquired Alberta Montney assets, bringing 18 Montney wells on stream year-to-date.
  Entered into agreement to dispose of non-core assets in Saskatchewan for $600 million, as previously announced.
  Expect pro forma excess cash flow of $875 million at US$80/bbl WTI in 2024, with 60 percent returned to shareholders.

"We are off to a great start this year, extending our track record of operational execution with strong first quarter results," said Craig Bryksa, President and CEO of Crescent Point. "We will build off this momentum as we move through the balance of the year and remain well positioned to deliver additional efficiencies and improve overall returns. We also remain committed to further optimizing our balance sheet and increasing our return of capital to shareholders."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $568.2 million during first quarter 2024, or $0.91 per share diluted, driven by a strong operating netback of $36.60 per boe.
  For the quarter ended March 31, 2024, development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $398.6 million.
  Net debt as at March 31, 2024 equated to $3.6 billion, reflecting a reduction of over $150 million in the quarter. Subsequent to the quarter, Crescent Point announced the disposition of certain non-core Saskatchewan assets for $600 million, with the net proceeds expected to be directed to the balance sheet. The Company expects to reduce its net debt to $2.8 billion, or 1.1 times adjusted funds flow, by year-end 2024 based on average commodity prices of US$80/bbl WTI and $2.10/Mcf AECO for the full year.
  Crescent Point has hedged 45 percent of its oil and liquids production and over 30 percent of its natural gas production for the remainder of 2024, net of royalty interest. The Company has also diversified its pricing exposure for natural gas, with the majority of its production through 2025 receiving a combination of fixed prices and pricing related to major U.S. markets.
  Crescent Point reported a net loss of $411.7 million for the quarter ended March 31, 2024, primarily driven by a non-cash impairment charge recorded on classifying its non-core Saskatchewan assets as held for sale, prior to the recently announced disposition. Excluding these non-cash charges, the Company reported adjusted net earnings from operations of $187.0 million.

RETURN OF CAPITAL HIGHLIGHTS

  During first quarter 2024, the Company's total return of capital to shareholders, including the base dividend, was $81.3 million. Crescent Point remains committed to returning 60 percent of its annual excess cash flow to shareholders through dividends and share repurchases in 2024.
  The Company has repurchased 3.1 million shares for $36.7 million in 2024 year-to-date, including 0.9 million shares for $10.0 million in first quarter. Crescent Point has approval to repurchase, for cancellation, up to a total of 61.7 million shares, or 10 percent of its public float, under its normal course issuer bid ("NCIB") which expires on March 10, 2025.
  Subsequent to the quarter, the Company's Board of Directors declared a quarterly cash base dividend of $0.115 per share payable on July 2, 2024, to shareholders of record on June 15, 2024.

OPERATIONAL HIGHLIGHTS

  Average production during first quarter 2024 was 198,551 boe/d, comprised of approximately 65 percent oil and liquids.
  In the Kaybob Duvernay, the Company continued to demonstrate the strength of its operational execution during first quarter, drilling the longest onshore well in Canadian history. This record well, which was part of a multi-well pad, was successfully drilled in the Volatile Oil window and had a total measured depth of 9,017 meters, including approximately 5,400 meters of lateral length. This well allowed Crescent Point to reach a portion of the reservoir that was not otherwise accessible. This pad is expected to be brought on stream in the second half of 2024. The Company has brought three multi-well pads on stream in the Volatile Oil window in 2024 year-to-date. The first pad generated average peak 30-day rate of 1,550 boe/d per well (75% liquids) while the two subsequent pads have been on stream for less than 30 days with strong initial production rates.
  The Company continues to optimize its completions design in the Alberta Montney, recently testing the plug-and-perforation technique on two of the four wells on a recent Gold Creek West pad with strong initial results. This pad was brought on stream with an average peak 30-day rate of 1,800 boe/d per well (85% liquids). Utilizing this change in design has the potential to enhance Crescent Point's overall returns compared to the current sliding sleeve design.
  In the Karr West area of its Alberta Montney, the Company has brought three multi-well pads on stream since the acquisition close in late 2023. These pads were drilled by the prior operator and the first two pads came on stream with peak 30-day rates per well ranging from 400 boe/d to 1,400 boe/d (85% liquids). The third pad has been on stream for less than 30 days with strong initial production rates. The Company is currently drilling its first fully operated pad in Karr West which will include Crescent Point's optimized drilling and completions design and is expected to come on stream early in the second half of the year.
  The Company continued to advance its open hole multi-lateral ("OHML") well development program in southeast Saskatchewan in first quarter, with plans to drill a total of 10 two-mile eight-leg wells in 2024. The Government of Saskatchewan recently announced a new multi-lateral well royalty incentive within its provincial budget which is expected to enhance the drilling economics of the Company's OHML program, including a 10 percent improvement to its net present value ("NPV") and payout per well.
  Through its continued commitment to strong environmental, social and governance ("ESG") practices, Crescent Point has achieved its target to reduce its inactive well inventory by 30 percent ahead of its expected 2031 timeframe. The Company remains on track to meet or exceed its other environmental targets, including reducing its emissions intensity and surface freshwater use, and expects to provide more detail in its sixth annual sustainability report in mid-2024.
  In late first quarter 2024, Crescent Point hosted an Investor Day where the Company highlighted the quality of its assets and the success of its operational execution alongside its corporate strategy and long-term development plan. Further information, including a recording of the Investor Day presentation, can be found on the Company's website.
Adjusted funds flow, adjusted funds flow per share diluted, excess cash flow, operating netback, development capital expenditures, total return of capital and net debt are specified financial measures - refer to the Specified Financial Measures section in this press release for further information. All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures, Forward-Looking Statements and Reserves and Drilling Data sections of this press release, respectively. Further information breaking down the production information contained in this press release by product type can be found in the "Product Type Production Information" section of this press release.

OUTLOOK

Crescent Point's first quarter 2024 results demonstrated the Company's continued focus on its disciplined capital allocation and operational execution, resulting in significant excess cash flow generation.

As previously announced, Crescent Point revised its 2024 annual average production guidance to 191,000 to 199,000 boe/d to reflect the impact of its disposition of non-core assets in Saskatchewan. The Company's development capital expenditures guidance of $1.4 billion to $1.5 billion remained unchanged as a result of minimal spending budgeted for these assets for the remainder of the year. Crescent Point expects to generate $875 million of pro forma excess cash flow in 2024 at US$80/bbl WTI and $2.10/Mcf AECO for the full year. The Company's full year excess cash flow generation is weighted to the second half of 2024 based on its development program and expected production growth through the remainder of the year.

Crescent Point plans to continue allocating 60 percent of its annual excess cash flow to shareholders through the base dividend and share repurchases, with the remaining 40 percent directed toward the balance sheet. Including proceeds from its recently announced dispositions, the Company expects to significantly reduce its net debt to $2.8 billion, or 1.1 times adjusted funds flow, by year-end 2024 based on average commodity prices of US$80/bbl WTI and $2.10/Mcf AECO for the full year.

As a result of its portfolio transformation executed over the last several years, the Company now has 20 years of premium drilling inventory, supporting organic production growth and significant excess cash flow generation. Crescent Point will continue to focus on operational execution, further strengthening its balance sheet and increasing its return of capital to shareholders.

The Company recently announced its intention to change its name to Veren Inc. at its Investor Day in March 2024. The new name, which combines the Latin word for "truth" – veritas – and "energy", is representative of the Company's promising future and its purpose statement of "Bringing Energy To Our World – The Right Way". The Company will formally adopt the new name and visual identity upon receiving all necessary shareholder and regulatory approvals at its Annual and Special Meeting of Shareholders held today, May 10, 2024. The Company is expected to begin trading under its new symbol "VRN" on both the TSX and NYSE on or around May 15, 2024.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Friday, May 10, 2024 at 8:00 a.m. MT (10:00 a.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online via webcast. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operated assistance by dialing 1-888-390-0605. Participants will be able to take part in a question and answer session following management's opening remarks through both the webcast dashboard and the conference line.

The webcast will be archived for replay and can be accessed online at Crescent Point's conference calls and webcasts page. The replay will be available shortly after the completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2024 GUIDANCE

The Company's guidance for 2024 is as follows:

Total Annual Average Production (boe/d) (1)	191,000 - 199,000

Capital Expenditures
Development capital expenditures ($ millions) (2)	$1,400 - $1,500
Capitalized administration ($ millions)	$40
Total ($ million) (3)	$1,440 - $1,540

Other Information for 2024 Guidance
Reclamation activities ($ millions) (4)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$12.50 - $13.50
Royalties	10.00% - 11.00%
1) Total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas
2) Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information
3) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic
4) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend
Current quarterly base dividend per share	$0.115
Total Return of Capital
% of excess cash flow (1)	60%
1) Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis

The Company's unaudited consolidated financial statements and management's discussion and analysis for the quarter ended March 31, 2024, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov and on Crescent Point's website at www.crescentpointenergy.com.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2024	2023
Financial
Cash flow from operating activities	411.2	473.4
Adjusted funds flow from operations (1)	568.2	524.9
Per share (1) (2)	0.91	0.95
Net income (loss)	(411.7)	216.7
Per share (2)	(0.66)	0.39
Adjusted net earnings from operations (1)	187.0	218.9
Per share (1) (2)	0.30	0.40
Dividends declared	71.3	17.1
Per share (2)	0.115	0.032
Net debt (1)	3,582.9	1,436.3
Net debt to adjusted funds flow from operations (1) (3)	1.5	0.6
Weighted average shares outstanding
Basic	619.9	548.9
Diluted	622.6	552.7
Operating
Average daily production
Crude oil and condensate (bbls/d)	113,607	92,695
NGLs (bbls/d)	19,077	17,970
Natural gas (mcf/d)	395,204	171,692
Total (boe/d)	198,551	139,280
Average selling prices (4)
Crude oil and condensate ($/bbl)	90.22	94.21
NGLs ($/bbl)	37.38	38.23
Natural gas ($/mcf)	3.07	4.26
Total ($/boe)	61.32	72.88
Netback ($/boe)
Oil and gas sales	61.32	72.88
Royalties	(6.30)	(9.93)
Operating expenses	(13.89)	(15.35)
Transportation expenses	(4.53)	(2.83)
Operating netback	36.60	44.77
Realized gain (loss) on commodity derivatives	0.25	(0.59)
Other (5)	(5.40)	(2.31)
Adjusted funds flow from operations netback (1)	31.45	41.87
Capital Expenditures
Capital acquisitions (6)	—	372.0
Capital dispositions (6)	(105.8)	(2.6)
Development capital expenditures (1)
Drilling and development	350.5	280.5
Facilities and seismic	48.1	33.7
Total	398.6	314.2
Land expenditures	7.7	1.3
(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital acquisitions and dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

FINANCIAL AND OPERATING HIGHLIGHTS FROM CONTINUING OPERATIONS

	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2024	2023
Financial
Cash flow from operating activities from continuing operations	411.2	369.8
Adjusted funds flow from continuing operations (1)	568.2	438.6
Per share (1) (2)	0.91	0.79
Net income (loss) from continuing operations	(398.9)	184.8
Per share (2)	(0.64)	0.33
Adjusted net earnings from continuing operations (1)	187.0	187.7
Per share (1) (2)	0.30	0.34
Weighted average shares outstanding
Basic	619.9	548.9
Diluted	622.6	552.7
Operating
Average daily production from continuing operations
Crude oil and condensate (bbls/d)	113,607	78,191
NGLs (bbls/d)	19,077	13,562
Natural gas (mcf/d)	395,204	157,690
Production from continuing operations (boe/d)	198,551	118,035
Average selling prices from continuing operations (3)
Crude oil and condensate ($/bbl)	90.22	92.64
NGLs ($/bbl)	37.38	41.63
Natural gas ($/mcf)	3.07	4.17
Total ($/boe)	61.32	71.73
Netback from Continuing Operations ($/boe)
Oil and gas sales	61.32	71.73
Royalties	(6.30)	(8.10)
Operating expenses	(13.89)	(15.91)
Transportation expenses	(4.53)	(3.09)
Operating netback	36.60	44.63
Realized gain (loss) on commodity derivatives	0.25	(0.70)
Other (4)	(5.40)	(2.64)
Adjusted funds flow from continuing operations netback (1)	31.45	41.29
Capital Expenditures
Development capital expenditures from continuing operations	398.6	185.0
(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) The average selling prices reported are before realized derivatives and transportation.
(4) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

Specified Financial Measures

Throughout this press release, the Company uses the terms "total operating netback", "total operating netback from continuing operations", "total netback", "total netback from continuing operations", "operating netback", "netback", "adjusted funds flow from operations" (or "adjusted FFO"), "adjusted funds flow from operations per share - diluted", "adjusted funds flow from continuing operations", "adjusted funds flow from continuing operations per share - diluted", "adjusted funds flow from discontinued operations", "adjusted funds flow from operations netback", "adjusted funds flow from continuing operations netback" "excess cash flow", "base dividends", "total return of capital", "adjusted working capital deficiency", "net debt", "enterprise value", "net debt to adjusted funds flow from operations", "net debt as a percentage of enterprise value", "adjusted net earnings from operations", "adjusted net earnings from continuing operations", "adjusted net earnings from continuing operations per share – diluted", "adjusted net earnings from discontinued operations", "adjusted net earnings from discontinued operations per share – diluted", "adjusted net earnings from operations per share - diluted", and "development capital expenditures". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the quarter ended March 31, 2024, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback and total netback from continuing operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Oil and gas sales	1,107.9	762.0	45
Royalties	(113.9)	(86.0)	32
Operating expenses	(251.0)	(169.0)	49
Transportation expenses	(81.8)	(32.8)	149
Total operating netback from continuing operations	661.2	474.2	39
Realized gain (loss) on commodity derivatives	4.5	(7.4)	(161)
Total netback from continuing operations	665.7	466.8	43
Other (1)	(97.5)	(28.2)	246
Total adjusted funds flow from continuing operations netback	568.2	438.6	30
(1) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended March 31
($ millions)	2024	2023 (1)	% Change
Cash flow from operating activities	411.2	473.4	(13)
Changes in non-cash working capital	148.4	39.8	273
Transaction costs	1.3	1.8	(28)
Decommissioning expenditures (2)	7.3	9.9	(26)
Adjusted funds flow from operations	568.2	524.9	8
Development capital and other expenditures	(417.9)	(327.4)	28
Payments on lease liability	(8.6)	(5.3)	62
Decommissioning expenditures	(7.3)	(9.9)	(26)
Unrealized gain (loss) on equity derivative contracts	0.1	(27.5)	(100)
Transaction costs	(1.3)	(1.8)	(28)
Other items (3)	(2.4)	0.4	(700)
Excess cash flow	130.8	153.4	(15)
(1) Comparative period revised to reflect current period presentation.
(2) Excludes amounts received from government grant programs.
(3) Other items exclude net acquisitions and dispositions.

The following table reconciles cash flow from operating activities from discontinued operations to adjusted funds flow from discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	103.6	(100)
Changes in non-cash working capital	—	(17.3)	(100)
Adjusted funds flow from discontinued operations	—	86.3	(100)

The following tables reconcile cash flow from operating activities and adjusted funds flow from operations from continuing and discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Cash flow from operating activities from continuing operations	411.2	369.8	11
Cash flow from operating activities from discontinued operations	—	103.6	(100)
Cash flow from operating activities	411.2	473.4	(13)

	Three months ended March 31
($ millions)	2024	2023	% Change
Adjusted funds flow from continuing operations	568.2	438.6	30
Adjusted funds flow from discontinued operations	—	86.3	(100)
Adjusted funds flow from operations	568.2	524.9	8

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding.

The following table reconciles adjusted working capital deficiency:

($ millions)	March 31, 2024	December 31, 2023	% Change
Accounts payable and accrued liabilities	593.6	634.9	(7)
Dividends payable	71.3	56.8	26
Long-term compensation liability (1)	58.4	66.8	(13)
Cash	(21.8)	(17.3)	26
Accounts receivable	(409.0)	(377.9)	8
Prepaids and deposits	(105.1)	(87.8)	20
Deferred consideration receivable (2)	(105.4)	(79.2)	33
Adjusted working capital deficiency	82.0	196.3	(58)
(1) Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2) Deferred consideration receivable is comprised of $90.2 million included in other current assets and $15.2 million included in other long-term assets (December 31, 2023 - $79.2 million in other current assets and nil in other long-term assets).

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2024	December 31, 2023	% Change
Long-term debt (1)	3,591.2	3,566.3	1
Adjusted working capital deficiency	82.0	196.3	(58)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(90.3)	(24.5)	269
Net debt	3,582.9	3,738.1	(4)
(1) Includes current portion of long-term debt.

The following table reconciles net income (loss) to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Net income (loss)	(411.7)	216.7	(290)
Amortization of E&E undeveloped land	29.6	2.6	1,038
Impairment	512.3	—	100
Unrealized derivative losses	152.9	3.9	3,821
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	68.2	(0.6)	(11,467)
Net (gain) loss on capital dispositions	12.0	(2.0)	(700)
Deferred tax adjustments	(176.3)	(1.7)	10,271
Adjusted net earnings from operations	187.0	218.9	(15)

The following table reconciles net income (loss) from discontinued operations to adjusted net earnings from discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Net income (loss) from discontinued operations	(12.8)	31.9	(140)
Net loss on capital dispositions	12.8	—	100
Deferred tax adjustments	—	(0.7)	(100)
Adjusted net earnings from discontinued operations	—	31.2	(100)

The following table reconciles adjusted net earnings from continuing and discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Adjusted net earnings from continuing operations	187.0	187.7	—
Adjusted net earnings from discontinued operations	—	31.2	(100)
Adjusted net earnings from operations	187.0	218.9	(15)

The following table reconciles development capital and other expenditures to development capital expenditures:

	Three months ended March 31
($ millions)	2024	2023	% Change
Development capital and other expenditures	417.9	327.4	28
Payments on drilling rig lease liabilities	3.1	—	100
Land expenditures	(7.7)	(1.3)	492
Capitalized administration (1)	(13.6)	(11.4)	19
Corporate assets	(1.1)	(0.5)	120
Development capital expenditures	398.6	314.2	27
(1) Capitalized administration excludes capitalized equity-settled SBC.

Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.

Excess cash flow for 2024 is a forward-looking non-GAAP measures and is calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the year ended March 31, 2024.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves".  In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Consequently, Crescent Point's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: expected pro forma excess cash flow in 2024 at the commodity prices specified; expected percent of 2024 excess cash flow returned to shareholders; 2024 strategic focus; momentum; delivering additional efficiencies and improved overall returns; benefits of successful operational execution; further optimizing our balance sheet and increasing return of capital to shareholders; use of proceeds from the disposition of non-core assets; extent and effectiveness of hedges and price diversification; commitment to returning 60 percent of its annual excess cash flow to shareholders through dividends and share repurchases in 2024; timing to trade under "VRN" ticker; NCIB and dividend plans; timing to bring on the multi-well pad in the Kaybob Duvernay; on stream timing for the first fully operated pad in Karr West; potential for plug-and-perforation technique to enhance overall returns compared to the current sliding sleeve design; OHML technique; benefits expected from the Saskatchewan royalty incentive; new inactive well targets and timing; Crescent Point remains on track to meet or exceed its other environmental targets, including reducing its Scope 1 and 2 emissions intensity and surface freshwater use; generating approximately $875 million of pro forma excess cash flow in 2024 at US$80/bbl WTI and $2.10/Mcf AECO; full year excess cash flow generation is weighted to the second half of 2024 based on its development program and expected production growth through the remainder of the year; plans to continue allocating 60 percent of annual excess cash flow to shareholders through the base dividend and share repurchases, with the remaining 40 percent directed toward the balance sheet; use of proceeds from its recently announced dispositions; reducing net debt to $2.8 billion, or 1.1 times adjusted funds flow, by year-end 2024 based on average commodity prices of US$80/bbl WTI and $2.10/Mcf AECO for the full year; 20 years of premium drilling inventory, supporting organic production growth and significant excess cash flow generation; focus on operational execution, along with further strengthening its balance sheet and increasing its return of capital to shareholders; and name and identity change expectations.

Crescent Point's 2024 production and development capital expenditures guidance; and other information for Crescent Point's 2024 guidance, including capitalized administration, reclamation activities, capital lease payments, annual operating expenses and royalties; and return of capital outlook, including base dividend, and the additional return of capital targeted as a percentage of excess cash flow.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Unless otherwise noted, reserves referenced herein are given as at December 31, 2023. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2023, which is accessible at www.sedarplus.ca.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2023 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended March 31, 2024, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors" and "Changes in Accounting Policies" and in the Management's Discussion and Analysis for the quarter ended March 31, 2024, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and the conflict between Israel and Hamas; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2024 guidance in respect of capital expenditures and average annual production which is based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's annual aggregate production for the first quarter of 2024 and 2023, and the references to "natural gas", "crude oil" and "condensate" reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended March 31
	2024	2023
Light & Medium Crude Oil (bbl/d)	11,434	12,879
Heavy Crude Oil (bbl/d)	3,620	4,010
Tight Oil (bbl/d)	72,849	39,464
Total Crude Oil (bbl/d)	87,903	56,353

NGLs (bbl/d)	44,780	35,401

Shale Gas (mcf/d)	388,432	147,458
Conventional Natural Gas (mcf/d)	6,773	10,233
Total Natural Gas (mcf/d)	395,205	157,691

Total production from continuing operations (boe/d)	198,551	118,036

	Three months ended March 31
	2024	2023
Light & Medium Crude Oil (bbl/d)	11,434	12,879
Heavy Crude Oil (bbl/d)	3,620	4,010
Tight Oil (bbl/d)	72,849	53,184
Total Crude Oil (bbl/d)	87,903	70,073

NGLs (bbl/d)	44,780	40,592

Shale Gas (mcf/d)	388,432	161,459
Conventional Natural Gas (mcf/d)	6,773	10,233
Total Natural Gas (mcf/d)	395,205	171,692

Total average daily production (boe/d)	198,551	139,280

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefore.

The Company's: (i) 2024 pads in the Volatile Oil window in the Kaybob Duvernay have generated average peak 30-day rates with the following product types: 62% condensate, 12% NGLs and 26% shale gas; and (ii) Gold Creek West multi-well pad that was recently brought on stream had an average peak 30-day rate of with the following product types: 85% light & medium crude oil, 2% NGLs and 13% shale gas.

Reserves and Drilling Data

The reserves information contained in this press release has been prepared in accordance with NI 51-101.

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "netbacks". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGLs reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGLs reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGLs and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company's future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

This press release references 20 years of premium locations in corporate inventory, which amount includes ~5,400 booked and unbooked locations. Unbooked future drilling locations are not associated with any reserves or contingent resources and have been identified by the Company and have not been audited by independent qualified reserves evaluators. The ~5,400 locations in corporate inventory includes 1,579 proved plus probable locations, as assigned in the company's year end 2023 independent reserves evaluation in accordance with NI 51-101 and the COGE Handbook, with the remainder unbooked.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. All of the required information is contained in the Company's Annual Information Form for the year ended December 31, 2023, on SEDAR+ (accessible at www.sedarplus.ca and EDGAR (accessible at www.sec.gov/edgar.shtml) and further supplemented by Material Change Reports as applicable.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-q1-2024-results-302142048.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2024/10/c7421.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 10-MAY-24